

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 20, 2007

Mr. Rick Fresia
Chief Financial Officer
ACT Teleconferencing, Inc.
1526 Cole Boulevard, Suite 300
Golden, CO 80401

>   **Re: ACT Teleconferencing, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed April 17, 2006**
>
>   **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
>   **File No. 0-27560**

Dear Mr. Fresia:

    We have reviewed your supplemental response letter dated February 15, 2007 as well as your filing and have the following comments. As noted in our comment letter dated November 3, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Long-Lived Tangible Assets, page F-10

1.   Please refer to prior comment 2 and your proposed disclosures. For clarification, please replace "reporting unit" with "asset" or "asset or group of assets."

Preferred Stock and Shareholders' Equity, page F-14

2.   Please refer to prior comment 6. It is still unclear to us whether your outstanding warrants as disclosed on page F-16 should be classified as debt or equity. Please provide us with your analysis of paragraphs 12-32 of EITF 00-19 in determining the equity classification of the warrants. Since the warrants include specific liquidating damages associated with the registration rights, tell us and disclose the terms of the liquidating damages. For example, we note that the liquidated damages clause contained in Exhibit 99.2 of your Form 8-K filed September 3, 2004. In addition, please tell us how you considered the guidance in EITF 05-4 and the differing views, A and C, on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights.

3.   Discuss the impact of adopting FSP EITF 00-19-2 on your financial statements under SAB 11(M) in future filings.

4.   You state that "each of the 9,000 warrants issued in conjunction with the preferred stock offering are convertible into 100 shares of preferred stock. These warrants can only be settled for shares." Based on page F-15 of your Form 10-K, the preferred stock is redeemable. Since you issued these warrants to purchase redeemable preferred stock, revise to classify these warrants as a liability under FSP 150-5. We understand that the fair value of the warrants was $180,000 at December 31, 2005.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Consolidated Statements of Cash Flow, page 5

5.   Please refer to prior comment 7 and your proposed disclosures. Please tell us why the proceeds from the sale of preferred stock used to repay the bridge loan are a non-cash transaction.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director